UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Ironwood Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

46333X108
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 46333X108	Page 2 of 10 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,357,215
	8	SHARED VOTING POWER 11,135,785
	9	SOLE DISPOSITIVE POWER 1,357,215
	10	SHARED DISPOSITIVE POWER 11,135,785
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,493,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.90%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 46333X108	Page 3 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,493,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,493,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,493,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.90%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 46333X108	Page 4 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,682,660
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,682,660
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,682,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.59%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 46333X108	Page 5 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Catapult Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,948,655
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,948,655
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,948,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.23%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 46333X108	Page 6 of 10 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Hawkeye Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,465,765
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,465,765
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,465,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.93%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 46333X108	Page 7 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Athena Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,038,705
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,038,705
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.29%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 46333X108	Page 8 of 10 Pages
SCHEDULE 13D
Item 1.  Security and Issuer.
This statement constitutes Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) relating to the Class A Common Stock, par value $0.001 (the “Shares”), issued by Ironwood Pharmaceuticals, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 16, 2019 (the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 3.  Source or Amount of Funds or Other Consideration.
Item 3 of the Initial Schedule 13D is hereby amended by adding the following:

The aggregate purchase price of the Shares being reported in Item 5(c) of this Amendment No. 1 was $24,838,288 (including commissions). The source of funding for these Shares was the general working capital of the respective purchasers.
Item 5.  Interest in Securities of the Issuer.
Items 5 (a) and (b) of the Initial Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 12,493,000 Shares representing approximately 7.90% of the Issuer’s outstanding Shares (based upon the 158,206,912 Shares stated to be outstanding as of February 10, 2020 by the Issuer in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 13, 2020).

(b) For purposes of this Schedule 13D:

Sarissa Offshore has sole voting power and sole dispositive power with regard to 5,682,660 Shares.  Sarissa Catapult has sole voting power and sole dispositive power with regard to 1,948,655 Shares.  Sarissa Hawkeye has sole voting power and sole dispositive power with regard to 1,465,765 Shares.  Sarissa Athena has sole voting power and sole dispositive power with regard to 2,038,705 Shares.  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 11,135,785 Shares held by the Sarissa Funds and the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) an additional 1,357,215 Shares held by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner and as controlling the ultimate general partner of each of Sarissa Offshore and Sarissa Hawkeye and the managing member of Sarissa Catapult, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 12,493,000 Shares, in the aggregate, held by Sarissa Capital and the Sarissa Funds.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern Standard Time, on February 26, 2020.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market.

CUSIP No. 46333X108	Page 9 of 10 Pages
SCHEDULE 13D

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Sarissa Athena	2/25/2020	129,105	11.06
Sarissa Athena	2/26/2020	90,600	11.04

Sarissa Capital	2/25/2020	79,515	11.06
Sarissa Capital	2/26/2020	55,800	11.04

Sarissa Catapult	1/30/2020	8,400	12.10
Sarissa Catapult	1/31/2020	10,000	12.00
Sarissa Catapult	2/6/2020	75,000	12.35
Sarissa Catapult	2/7/2020	6,000	12.18
Sarissa Catapult	2/7/2020	18,000	12.21
Sarissa Catapult	2/7/2020	1,000	12.19
Sarissa Catapult	2/14/2020	10,000	12.10
Sarissa Catapult	2/14/2020	25,000	12.12
Sarissa Catapult	2/18/2020	7,500	12.08
Sarissa Catapult	2/19/2020	19,000	11.87
Sarissa Catapult	2/21/2020	34,500	11.65
Sarissa Catapult	2/24/2020	15,000	11.27
Sarissa Catapult	2/25/2020	154,755	11.06
Sarissa Catapult	2/25/2020	12,000	11.12
Sarissa Catapult	2/26/2020	108,600	11.04

Sarissa Hawkeye	2/25/2020	70,965	11.06
Sarissa Hawkeye	2/26/2020	49,800	11.04

Sarissa Offshore	1/30/2020	11,600	12.10
Sarissa Offshore	1/31/2020	15,000	12.00
Sarissa Offshore	2/7/2020	19,000	12.18
Sarissa Offshore	2/7/2020	53,000	12.21
Sarissa Offshore	2/7/2020	3,000	12.19
Sarissa Offshore	2/13/2020	15,000	12.10
Sarissa Offshore	2/14/2020	27,000	12.10
Sarissa Offshore	2/14/2020	75,000	12.12
Sarissa Offshore	2/18/2020	22,500	12.08
Sarissa Offshore	2/19/2020	56,000	11.87
Sarissa Offshore	2/21/2020	115,500	11.65
Sarissa Offshore	2/24/2020	44,000	11.27
Sarissa Offshore	2/25/2020	420,660	11.06
Sarissa Offshore	2/25/2020	33,000	11.12
Sarissa Offshore	2/26/2020	295,200	11.04

CUSIP No. 46333X108	Page 10 of 10 Pages
SCHEDULE 13D
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2020

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL CATAPULT FUND LLC
By: Sarissa Capital Management LP, its managing member

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

SARISSA CAPITAL HAWKEYE FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL ATHENA FUND LTD

By:	/s/ Alexander J. Denner, Ph.D.
Name: Alexander J. Denner, Ph.D.
Title: Director

/s/Alexander J. Denner, Ph.D.
Alexander J. Denner, Ph.D.